FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

               For the month of December 2003 (December 22, 2003)

                          THE NEWS CORPORATION LIMITED
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                              (Name of Registrant)


            2 Holt Street, Sydney, New South Wales, 2010, Australia
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F   X    Form 40-F  ____
                                  -----


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes ____         No   X
                                            -----

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes ____         No   X
                                            -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes              No   X
                           ____             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto as Exhibit A is a copy of the announcement by General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") that they have completed the split-off of Hughes from GM and the acquisition by News Corporation of 34% of the outstanding common stock of Hughes. News Corporation has transferred its interest in Hughes to Fox Entertainment Group, Inc.("FEG") in exchange for $4.5 billion in debt and approximately 74.5 million shares of Class A Common Stock of FEG.

Such announcement was released in New York and to the Australian Stock Exchange on December 22, 2003.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    THE NEWS CORPORATION LIMITED



Date:    December 22, 2003          By:  /s/ Arthur M. Siskind
                                         -----------------------------------
                                         Arthur M. Siskind
                                         Director




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                                 EXHIBIT INDEX



Exhibit                                                 Page No. in Sequential
-------                                                 Numbering System
                                                        ----------------------

A.       Announcement made by GM, Hughes and News
         Corporation, on December 22, 2003, regarding completion of the acquisition by News
         Corporation of 34% of the common stock of Hughes.

                                   EXHIBIT A

         News Corporation, GM and Hughes Complete Hughes Transactions
______________________


NEW YORK, NY, DECEMBER 22, 2003 - The News Corporation Ltd. (NYSE: NWS, NWS.A), General Motors Corp. (NYSE: GM) and Hughes Electronics (NYSE: HS) announced today that they have successfully completed the split-off of Hughes from GM and the acquisition by News Corporation of 34 percent of the outstanding common stock of Hughes.

In the transactions, GM split-off Hughes by distributing Hughes common stock to the holders of GM Class H common stock in exchange for the shares that they own. Simultaneously, GM sold its 19.8 percent economic interest in Hughes to News Corporation in exchange for cash and News Corporation Preferred American Depositary Shares (Preferred ADSs). News Corporation then acquired from the former GM Class H common stockholders an additional 14.2 percent of the outstanding shares of Hughes common stock in exchange for News Corporation Preferred ADSs.

GM sold 80 percent of its 19.8 percent retained economic interest in Hughes to News Corporation for a total of approximately $3.1 billion in cash. GM sold the remaining 20 percent of its retained economic interest in Hughes to News Corporation for approximately 28.6 million News Corporation Preferred ADSs, which was determined using an exchange ratio of 0.52083 News Corporation Preferred ADSs for each share of Hughes common stock, as per the agreements among GM, Hughes and News Corporation.

Immediately prior to the close of the Hughes transaction, there were 1,109,270,842 shares of GM Class H common stock outstanding. As a result of the transactions, GM Class H common stockholders received about 0.8232 shares of Hughes common stock and about 0.0921 News Corporation Preferred ADSs for each share of GM Class H common stock held immediately prior to the closing of the transaction.

After completion of the transactions, News Corporation transferred its entire 34 percent interest in Hughes to Fox Entertainment Group, Inc. (NYSE: FOX) in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares of Class A common stock of Fox Entertainment Group valued at $27.99 per share. As a result of the transfer, News Corporation's equity interest in Fox Entertainment Group increased to approximately 82.0 percent from approximately 80.6 percent while its voting power remained at approximately 97 percent.

General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide and has been the global automotive sales leader since 1931. GM employs about 340,000 people around the world.

Hughes is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting.

News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

Fox Entertainment Group, Inc., 82 percent owned by The News Corporation Ltd., is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox has total assets as of September 30, 2003 of approximately $24 billion and total annual revenues of approximately $11 billion. The company's studios, production facilities and film and television library provide high-quality creative content, and the company's broadcasting and cable networks provide extensive distribution platforms for the company's programs.